Exhibit 99.2

FOR IMMEDIATE RELEASE

DRAGONWAVE COMPLETES TRADE UNION CONSULTATION PROCESS FOR ACQUISITION OF NOKIA SIEMENS NETWORKS MICROWAVE TRANSPORT BUSINESS

Ottawa, Canada, December 14, 2011 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI), a leading global supplier of packet microwave radio systems for mobile and access networks, announced today that it has completed the required consultation process with Italian trade union representatives for the planned acquisition of Nokia Siemens Networks’ microwave transport business.  DragonWave and Nokia Siemens Networks have also determined that no merger control filings are required in relation to the proposed acquisition.  Subject to fulfillment of remaining closing conditions, DragonWave and Nokia Siemens Networks currently plan to close the transaction in the first quarter of calendar 2012, in line with earlier expectations.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks. DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably. The principal application of DragonWave’s products is wireless network backhaul. Additional solutions include leased line replacement, last mile fiber extension and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America. For more information, visit http://www.dragonwaveinc.com.

DragonWave® is a registered trademark of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include, without limitation, statements as to the plans and terms of the transaction between Nokia Siemens Networks and DragonWave (referred to below as the “transaction”) and statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. Forward-looking statements are based on certain assumptions, including the parties’ beliefs regarding the industry and markets in which the parties operate; successful completion of the proposed transaction; expectations regarding potential synergies and prospects for the business if the transaction is closed. The proposed transaction is subject to risks, including: the risks that the parties will not proceed with the transaction for any reason; that the ultimate terms of the transaction will differ from those that are currently contemplated; that if the transaction is completed, that expected synergies will not materialize; that unexpected costs will be incurred to integrate the business; or that end-customer demand will not meet expectations. In particular, the completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation, no occurrence of a material adverse effect. These conditions to the transaction may not be satisfied, in which case the proposed transaction could be modified, restructured or terminated. Other risks relating to Nokia Corporation including Nokia Siemens

Networks are specified on pages 12-39 of Nokia’s annual report Form 20-F for the year ended December 31, 2010 under item 3D “Risk Factors”. Other risks relating to DragonWave’s business and industry, and risks associated with acquisitions generally, can be found in DragonWave’s annual information form dated May 4, 2011 and the other public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements. The risks referred to above, as well as others, could cause actual results and events to vary materially. The parties assume no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024